SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for November 2006; Updates Guidance

São Paulo, December 7, 2006 - GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low fare, low cost airline, today released preliminary passenger statistics for the month of November 2006. System-wide passenger traffic (RPK) increased 43% and capacity (ASK) increased 55% year-over-year. GOL’s system load factor for the month of November 2006 was 67%.

Domestic passenger traffic (RPK) for November increased 36% and capacity (ASK) increased 46%. GOL’s domestic load factor for the month of November 2006 was 67%. International passenger traffic (RPK) for November increased 146% and capacity (ASK) increased 200%. International load factor for the month of November 2006 was 61%. Average fares were reduced approximately 7% versus November 2005.

Operating Data	November	November	Change
	2006 *	2005 *	(%)
Total System
ASK (mm) (1)	1,901.7	1,226.7	55.0%
RPK (mm) (2)	1,263.9	887.0	42.5%
Load Factor (3)	66.5%	72.3%	-5.8 p.p.
Domestic Market
ASK (mm) (1)	1,685.7	1,154.6	46.0%
RPK (mm) (2)	1,132.9	833.8	35.9%
Load Factor (3)	67.2%	72.2%	-5.0 p.p.
International Market
ASK (mm) (1)	216.0	72.1	199.6%
RPK (mm) (2)	131.0	53.2	146.2%
Load Factor (3)	60.6%	73.8%	-13.2 p.p.
( * ) November 2006 - preliminary data; final data for November 2005.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Also, the Company has updated its guidance to account for a higher productivity and stage length on planned capacity increases, reduced load factors due to the decrease in passenger volumes caused by external factors including air traffic control that are expected to be resolved in the near term, lower yields related to lower load factors, an increased stage length, and the launch of approximately 120 new daily flights and three new destinations during the quarter. GOL’s operating fleet is currently composed of 62 Boeing 737 aircraft.

GOL’s old and new guidance for 2006 full year can be found in the table below:

Guidance	2006 FY Old	2006 FY New

ASK Growth	+/- 45%	+/- 50%
Load Factor	+/- 74%	+/- 73%
Net Revenues	+/- R$ 4.0 billion	+/- R$ 3.9 billion
CASK ex-fuel	+/- R$ 9.3 cents	+/- R$ 9.3 cents
Operating Margin	+/- 23%	+/- 21%
Earnings per Share	R$ 3.75 - R$ 4.00	R$ 3.40 - R$ 3.65

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 530 daily flights to 55 airports in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 (Telefônica) and 1230 020 9104 (Intel) in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; Camila Silva	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0343 / 3049-0341	E-mail: gabriela.juncadella@edelman.com
e-mail: Camila@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business@ estimates for operating and financial results@ and those related to growth prospects of GOL. These are merely projections and@ as such@ are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend@ substantially@ on changes in market conditions@ government regulations@ competitive pressures@ the performance of the Brazilian economy and the industry@ among other factors and risks disclosed in GOL’s filed disclosure documents and are@ therefore@ subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.